

# Danielle Morton

 **AmmoSquared Inc.**

Co-Founder at AmmoSquared Inc.

Boise, Idaho Area · 1 connection · **Contact info**

## Experience



**Co-Founder**
AmmoSquared Inc.
Sep 2015 – Present · 4 yrs 3 mos
Boise, Idaho Area

## Interests



**AmmoSquared Inc.**
6 followers